EARNINGS PROTECTION GUARANTEED MINIMUM DEATH BENEFIT ENDORSEMENT

This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supersedes the sections of the Contract entitled "Proceeds Payable On Death - Death Benefit Amount During The Accumulation Period".

                            PROCEEDS PAYABLE ON DEATH

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD: The death benefit payable will be the greatest of (1) or (2), or (3), less any applicable Premium Tax and any applicable charges:

1. The Contract Value determined as of the end of the Valuation Period during which the Service Center receives both due proof of death and an election for the payment method.

2.       The total Purchase Payments reduced by adjusted partial withdrawals.

3.       The result of (a) plus (b), where:

     (a). is the Contract Value determined as of the end of such Valuation
          Period;

     (b). is 40% (25% if any of the Contract Owners is age 70 or older at Issue Date) of the lesser of (i) or (ii), where:

          (i). is the Contract Value as described in (a) minus total Purchase Payments; or

          (ii).  is the total Purchase Payments.

In the first five Contract Years, an adjusted partial withdrawal is the partial withdrawal (including any withdrawal charges) multiplied by the ratio of (a) to
(b), where:

     (a). is the death benefit calculated in (1) and (2) above on the date of (but prior to) the partial withdrawal;

     (b). is the Contract Value on the date of (but prior to) the partial withdrawal.

After the first five Contract Years, an adjusted partial withdrawal is described as set forth in the Contract Schedule.

If the Contract Owner is a non-individual, the Age of the Annuitant(s) is used to determine the death benefit.

If the Beneficiary is the spouse of the Contract Owner, he or she may elect to continue the Contract in his or her own name and exercise all the Contract Owner's rights under the Contract. In this event, the Contract Value for the Valuation Period during which this election is implemented will be adjusted to equal the death benefit. The Contract Value is then treated as the total Purchase Payments in the calculation of the death benefit for the Contract continued by the spouse.

Any part of the death benefit amount that has been invested in the Variable Account remains in the Variable Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Variable Account will be subject to investment risk, which is borne by the Beneficiary.

The following hereby amends and supercedes the sections of the Contract entitled "Contract Owner, Annuitant, Assignment Provisions - Contract Owner".

CONTRACT OWNER:

As the Contract Owner, you have all the interest and rights under this Contract. The Contract Owner is the person designated as such on the Issue Date, unless changed.

You may change owners of the Contract at any time by Authorized Request. A change of Contract Owner will automatically revoke any prior designation of Contract Owner. The change will become effective as of the date the Authorized Request is signed. A change of Contract Owner is subject to our underwriting rules then in effect. We will not be liable for any payment made or action taken before the change is recorded. We will not be responsible for any tax consequences of any such change.

Signed for Allianz Life Insurance Company of North America by:


              /s/ Suzanne O. Pepin                    Margery G. Hughes
                Vice President and Secretary           President